UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 1 TO SCHEDULE 13G

Under the Securities Exchange Act of 1934

Greenrose Holding Co Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

395392103

(CUSIP Number)

December 31, 2021

(Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒      Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

CUSIP No. 395392103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA II PN, Ltd.
(98-0615462)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	1,681,051*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	1,681,051*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,681,051*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 9.99%**

12.	Type of Reporting Person (See Instructions): OO

* 1,681,051 shares consisting of direct ownership of 914,900 shares of Common Stock plus the deemed ownership of an additional 766,151 share of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 16,827,341 outstanding shares of issuer’s Common Stock, consisting of 16,061,190 shares of Common Stock outstanding shares as of the date of this report and an additional 766,151 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 395392103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA Global Investments II (U.S.), LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	1,681,051*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	1,681,051*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,681,051*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 9.99%**

12.	Type of Reporting Person (See Instructions): OO

* 1,681,051 shares consisting of direct ownership of 914,900 shares of Common Stock plus the deemed ownership of an additional 766,151 share of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 16,827,341 outstanding shares of issuer’s Common Stock, consisting of 16,061,190 shares of Common Stock outstanding shares as of the date of this report and an additional 766,151 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 395392103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors Global, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	1,681,051*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	1,681,051*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,681,051*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 9.99%**

12.	Type of Reporting Person (See Instructions): OO

* 1,681,051 shares consisting of direct ownership of 914,900 shares of Common Stock plus the deemed ownership of an additional 766,151 share of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 16,827,341 outstanding shares of issuer’s Common Stock, consisting of 16,061,190 shares of Common Stock outstanding shares as of the date of this report and an additional 766,151 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 395392103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA II GP, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	1,681,051*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	1,681,051*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,681,051*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 9.99%**

12.	Type of Reporting Person (See Instructions): OO

* 1,681,051 shares consisting of direct ownership of 914,900 shares of Common Stock plus the deemed ownership of an additional 766,151 share of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 16,827,341 outstanding shares of issuer’s Common Stock, consisting of 16,061,190 shares of Common Stock outstanding shares as of the date of this report and an additional 766,151 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 395392103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YAII GP II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	1,681,051*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	1,681,051*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,681,051*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 9.99%**

12.	Type of Reporting Person (See Instructions): OO

* 1,681,051 shares consisting of direct ownership of 914,900 shares of Common Stock plus the deemed ownership of an additional 766,151 share of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 16,827,341 outstanding shares of issuer’s Common Stock, consisting of 16,061,190 shares of Common Stock outstanding shares as of the date of this report and an additional 766,151 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 395392103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors Global II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	1,681,051*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	1,681,051*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,681,051*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 9.99%**

12.	Type of Reporting Person (See Instructions): OO

* 1,681,051 shares consisting of direct ownership of 914,900 shares of Common Stock plus the deemed ownership of an additional 766,151 share of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 16,827,341 outstanding shares of issuer’s Common Stock, consisting of 16,061,190 shares of Common Stock outstanding shares as of the date of this report and an additional 766,151 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 395392103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mark Angelo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6.	Shared Voting Power:	1,681,051*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	1,681,051*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,681,051*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 9.99%**

12.	Type of Reporting Person (See Instructions): OO

* 1,681,051 shares consisting of direct ownership of 914,900 shares of Common Stock plus the deemed ownership of an additional 766,151 share of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 16,827,341 outstanding shares of issuer’s Common Stock, consisting of 16,061,190 shares of Common Stock outstanding shares as of the date of this report and an additional 766,151 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

Item 1.

(a)	Name of Issuer:

Greenrose Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices:

111 Broadway, Amityville, NY 11701

Item 2.	Identity and Background.

(a)	Name of Person Filing:

YA II PN, Ltd.

(b)	Address of Principal Executive Office or, if none, Residence of Reporting Persons:

1012 Springfield Ave.

Mountainside, NJ 07092

(c)	Citizenship:

Cayman Islands

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP Number:

395392103

Item 3.	If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 of the Act (15 U.S.C. 78o);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); or
(k)	☒	Group, in accordance with 240.13d(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,681,051*

(b)	Percentage of Class: 9.99%**

(c)	Number of shares as to which the person has:

(i)	Sole Power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,681,051*
(iii)	Sole power to dispose or to direct the disposition: 0
(iv)	Shared power to dispose or to direct the disposition: 1,681,051*

* 1,681,051 shares consisting of direct ownership of 914,900 shares of Common Stock plus the deemed ownership of an additional 766,151 share of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 16,827,341 outstanding shares of issuer’s Common Stock, consisting of 16,061,190 shares of Common Stock outstanding shares as of the date of this report and an additional 766,151 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than five percent on Behalf of Another Person.

The reporting persons directly or indirectly own an aggregate of 1,681,051, or 9.99%, shares of Common Stock of Greenrose Acquisition Corp. as of December 31, 2021. YA II PN Ltd. (“YA II”) and the other reporting persons shared the power to vote and dispose any such Common Stock.

Direct beneficial ownership of such Common Stock by the reporting persons is as follows (and therefore excludes any Common Stock indirectly held by such person or any securities, such as warrants, which may be exercised or converted into Common Stock of Greenrose Acquisition Corp. (“Greenrose”)):

•         YA II PN, Ltd. – 914,900

•         YA Global Investments II (U.S.), LP – 0

•         Yorkville Advisors Global, LP – 0

•         Yorkville Advisors Global II, LLC – 0

•         YA II GP, LP – 0

•         YAII GP II, LLC -- 0

•         Mark Angelo – 0

Indirect beneficial ownership: YA II entered into a non-redemption agreement with Greenrose on October 20, 2021 (“Agreement”). Under the Agreement, Greenrose shall issue and sell to YA II, and YA II shall purchase, 500,000 newly issued shares of Greenrose (the “Newly Issued Shares”) and YA II may acquire additional shares of Greenrose upon the payment by Greenrose of a commitment fee in the amount of $1,000,000 (the “Commitment Fee Shares”), on the terms and subject to the conditions set forth in the Agreement, provided that in no event shall YA II receive shares of Greenrose (Newly Issued Shares or Commitment Fee Shares) to the extent that it would cause the aggregate number of shares beneficially owned by YA II and its affiliates to exceed 9.99% of the outstanding shares of Greenrose. In addition to the direct beneficial ownership set forth above, each reporting person is also deemed to be the indirect beneficial owner of additional shares of Common Stock that may be issued pursuant to the Agreement within 60 days of the date of this filing such that each reporting person is deemed to be the indirect beneficial owner of an additional 766,151 shares of Common Stock.

Solely for purposes of this filing, all of the reporting persons are deemed to be affiliated parties and therefore any shares of Common Stock beneficially owned by one reporting person are deemed to be held by all other reporting persons.

Below is a description of the relationship among the reporting persons:

YA II is beneficially owned by YA Global Investments II (U.S.), LP (the “YA Feeder”). Yorkville Advisors Global, LP (the “YA Advisor”) is the investment manager to YA II. Yorkville Advisors Global II, LLC (the “YA Advisor GP”) is the general partner to the YA Advisor. YA II GP, LP (the “YA GP”) is the general partner to the YA Feeder. YAII GP II, LLC (the “Yorkville GP”) is the general partner to the YA GP. Mark Angelo makes the investment decisions on behalf of YA II. Accordingly, each of YA II, YA Feeder, the YA Advisor, the YA Advisor GP, the YA GP, the Yorkville GP and Mark Angelo may be deemed affiliates and therefore may be deemed to beneficially own the same number of shares of Common Stock.

For purposes of this filing, each of the reporting persons is deemed an affiliate of each other reporting person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Member Group

See Item 6.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

Additional Information:

Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by each other Reporting Person, and its report shall not be deemed to be an admission that any Reporting Person is the beneficial owner of these securities for the purpose of Section 16 or for any other purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

REPORTING PERSON:

YA II PN, Ltd.

By:	/s/ Troy J. Rillo, Esq.	Date:	01/11/2022

Troy J. Rillo, Esq.
Chief Compliance Officer

YA Global Investments II (U.S.), Ltd.

By:	/s/ Troy J. Rillo, Esq.	Date:	01/11/2022

Troy J. Rillo, Esq.
Chief Compliance Officer

Yorkville Advisors Global, LP

By: Yorkville Advisors Global II, LLC
Its: General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	01/11/2022

Troy J. Rillo, Esq.
Chief Compliance Officer

Yorkville Advisors Global II, LLC

By:	/s/ Troy J. Rillo, Esq.	Date:	01/11/2022

Troy J. Rillo, Esq.
Chief Compliance Officer

YA II GP, LP

By: YAII GP II. LLC
Its: General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	01/11/2022

Troy J. Rillo, Esq.
Chief Compliance Officer

YAII GP II. LLC

By:	/s/ Troy J. Rillo, Esq.	Date:	01/11/2022

Troy J. Rillo, Esq.
Chief Compliance Officer

/s/ Mark Angelo		Date:	01/11/2022

Mark Angelo